

17017696

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Polar Investment Counsel Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19547 210th Ave NE
(No. and Street)

Thief River Falls	MN	56701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jordan — 218-681-7344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer & Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive Ste 135	Burnsville	MN	55306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Polar Investment Counsel Inc, as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



SHERRY LYNN ABBOTT
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2020

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

JUNE 30, 2016

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

We have audited the accompanying financial statements of Polar Investment Counsel, Inc. (A Wisconsin corporation), A Wholly Owned Subsidiary of Glacier Groups, Inc. (a Wyoming corporation), which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Polar Investment Counsel, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Polar Investment Counsel, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) to Audited Financial Statements as of June 30, 2016 have been subjected to audit procedures performed in conjunction with the audit of Polar Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Polar Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boyer & Company

Burnsville, MN

July 26, 2016

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

Cash and Cash Equivalents	$	61,463
Receivables from Broker/Dealers		103,742
TOTAL ASSETS	$	165,205

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions Payable	$	62,600.00
Total Liabilities		62,600
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, 9,000 Shares Authorized, 100 Shares Issued and Oustanding		25,000
Additional Paid in Capital		67,384
Retained Earnings		10,221
Total Stockholder's Equity		102,605
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	165,205

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2016

REVENUE	
Commissions	$ 653,055
Other	24,445
Total Revenue	677,500
EXPENSES	
Commissions	351,473
Management Fee	249,435
Clearing Charges	68,247
Other Expenses	5,688
Total Expenses	674,843
NET INCOME	$ 2,657

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - Beginning of Year	$ 25,000	$ 67,384	$ 7,564	$ 99,948
Net Income	-	-	2,657	$ 2,657
Balance - End of Year	$ 25,000	$ 67,384	$ 10,221	$ 102,605

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2016

Cash Flows from Operating Activities:		
Net Income	$	2,657
Adjustments to Reconcile Net Loss to Net Cash		
Provided by Operating Activities:		
(Increase) Decrease in Assets:		
Receivables from Broker/Dealers		12,122
Increase (Decrease) in Liabilities:		
Payable to Parent		(3,000)
Commisions Payable		7,253
Net Cash Provided by Operating Activities		19,032
Net Increase in Cash and Cash Equivalents		19,032
Cash and Cash Equivalents, Beginning of Year		42,431
Cash and Cash Equivalents, End of Year	$	61,463

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Nature of Operations – The Company was incorporated in the state of Wisconsin in May 1995. The Company is a wholly-owned subsidiary of Glacier Groups, Inc. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association, and the Securities Investor Protection Corporation (SIPC). The Company's principal business activity is the sale of securities. Operations began in July 1997. In January 2011, the Parent Company reincorporated in the state of Wyoming.

B. Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

C. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

D. Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts has not been established as of June 30, 2016. Based upon management's analysis of outstanding accounts receivable as of June 30, 2016 and the Company's past collection experience, an allowance is not considered necessary by management.

E. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

   The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

F. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There are no deferred tax assets or liabilities recorded at June 30, 2016 for Polar Investment Counsel, Inc.

   The Company files a consolidated federal income tax return with its Parent Company Glacier Groups, Inc. Management is of the view that there are no significant tax positions that may be challenged. Tax years ending June 30, 2012 through June 30, 2015 are open for examination by the IRS.

H. Subsequent Events – Management has evaluated subsequent events through July 26, 2016, the date which the financial statements were available to be issued.

NOTE 2 – OFF BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts, exchange traded options, to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/Dealer. As part of the terms of the agreement between the Company and Clearing Broker/Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The aforementioned agreement may be terminated by either party with 45 days of prior notification. The Company is required to maintain a $100,000 deposit with the Clearing Broker/Dealer to assure its performance under the agreement.

NOTE 3 – RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Glacier Groups, Inc. (Parent). The Company files consolidated income tax returns with the Parent.

The Parent pays substantially all overhead and operating expenses on behalf of the Company other than commission expense and clearing and execution charges. Pursuant to a written agreement, the Company reimburses the Parent for these expenses through a management fee. The expenses paid by the Parent for the year ended June 30, 2016 are as follows:

Compensation and Related Benefits	$ 89,100
Occupancy	14,949
Communications	33,912
Regulatory Fees	51,334
Insurance	10,241
Other	49,899
Total	$249,435

NOTE 4 – INCOME TAXES

The Company filed a consolidated tax return with Glacier Groups, Inc. The consolidated Company has net operating loss carryovers to future years of approximately $170,000 for both federal and state purposes. No deferred asset has been recorded on Polar Investment Counsel, Inc. since the majority of carryovers relate to the Parent Company.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2016, the Company had a net capital or $99,205, which was $54,205 in excess of its required net capital of $45,000. The Company's net ratio was .631 to 1.

SUPPLEMENTARY INFORMATION

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
JUNE 30, 2016

		2016
STOCKHOLDER'S EQUITY at End of Year	$	102,605
DEDUCTIONS:		
Receivables from Broker/Dealers		1,400
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		101,205
HAIRCUTS ON SECURITIES		2,000
NET CAPITAL, End of Year	$	99,205
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	$	62,600
Required Percent		6.67%
Basic Capital Requirement		4,173
Minimum Capital Required		45,000
Excess Capital	$	54,205
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$	62,600
Net Capital		99,205
Percent of Debt to Net Capital		63.10%

See independent auditors' report

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
JUNE 30, 2016

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control, or otherwise hold client or customer funds or securities.

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC

SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
JUNE 30, 2016

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control, or otherwise hold client or customer funds or securities.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s compliance with the applicable instructions of Form SIPC-7. Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s management is responsible for Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyer + Company

Burnsville, MN

July 26, 2016

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

We have reviewed management's statements included in the Focus Report Part IIA, in which (1) Polar Investment Counsel, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Polar Investment Counsel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Polar Investment Counsel, Inc. stated that Polar Investment Counsel, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Polar Investment Counsel, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Polar Investment Counsel, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boyer & Company

Burnsville, MN

July 26, 2016

Glacier Groups Inc.
Parent Company of:


Polar Investment Counsel, Inc.

Home Office: Thief River Falls MN
www.polarinvest1.com
218.681.7344 - 218.681.1329 [fax]

Polar Investment Counsel Inc.

Brokers and Investment Advisors Member: FINRA, NFA, MSRB, SIPC
Securities Accounts Cleared Through: Southwest Securities Inc. Member NYSE, FINRA, SIPC
Futures Accounts Placed With: Zephyr Investment Group Inc.

Michael C. Jordan
President, CEO
mjordan@polarinvest1.com

Management Statement Regarding Compliance with
Certain Provisions of SEC Rule 17a-5

July 1 2016

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30, 2013 and effective June 1, 2014, Polar Investment Counsel Inc., (the "Company") is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(2)(ii)

The Company has met the exemption provisions of paragraph 15c3-3 (k)(2)(ii) throughout the period July 1, 2015 through June 30, 2016 without exception.

Polar Investment Counsel Inc.
By:

Michael C Jordan
President, CEO

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

In planning and performing our audit of the financial statements of Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc. (the Company), as of and for the year ended June 30, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not, for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding of assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a, combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at June 30, 2016, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association , and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Boyer & Company

Burnsville, MN

July 26, 2016

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s compliance with the applicable instructions of Form SIPC-7. Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s management is responsible for Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyer + Company

Burnsville, MN

July 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050039 FINRA JUN
POLAR INVESTMENT COUNSEL INC
19547 210TH AVE NE
THIEF RIVER FALLS MN 56701-8354

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sherry Abbott 218.681.7344

2. A. General Assessment (item 2e from page 2) $ 993

B. Less payment made with SIPC-6 filed (exclude interest) (443)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 550

G. PAYMENT: √ the box
Check mailed to P.O. Box X Funds Wired ☐
Total (must be same as F above) $ 550

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Polar Investment Counsel Inc
(Name of Corporation, Partnership or other organization)

Sherry Abbott
(Authorized Signature)

Dated the 18 day of July, 20 16.

EVP-CCO-CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2015
and ending 6/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 677,499
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	
Total additions	677,499
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	68,491
(2) Revenues from commodity transactions.	48,968
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	68,247
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	93,066
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1301	
Enter the greater of line (i) or (ii)	1301
Total deductions	280,075
2d. SIPC Net Operating Revenues	$ 397,424
2e. General Assessment @ .0025	$ 993

(to page 1, line 2.A.)